Exhibit 99.1

Please read the accompanying Supplemental Information Circular and the instructions attached hereto carefully before completing this letter of transmittal.

LETTER OF TRANSMITTAL FOR REGISTERED HOLDERS OF
COMMON SHARES OF NORSAT INTERNATIONAL INC.

For Use in Connection with the Arrangement Involving
Norsat International Inc., its security holders, Hytera Communications Co., Ltd. and Hytera Project Corp.

This letter of transmittal (the “Letter of Transmittal”) is for use by registered holders of common shares (the “Common Shares”) of Norsat International Inc. (“Norsat”) in connection with a proposed arrangement (the “Arrangement”) involving, among others, Norsat, its security holders, Hytera Communications Co., Ltd. and Hytera Project Corp., as described in the supplemental information circular (the “Circular”) of Norsat dated June 2, 2017, which is to be considered at an annual general and special meeting (the “Meeting”) of holders of securities of Norsat scheduled to be held on June 22, 2017. Holders of Common Shares (the “Shareholders”) are referred to the Circular, including the schedules attached thereto that accompany this Letter of Transmittal. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed thereto in the Glossary of Terms in the Circular. Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares.

TO:	Norsat International Inc.
AND TO:	Hytera Communications Co., Ltd.
AND TO:	Hytera Project Corp.
AND TO:	Computershare Investor Services Inc. (the “Depositary”)

THE UNDERSIGNED ACKNOWLEDGES THAT HE OR SHE HAS READ THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF NORSAT INTERNATIONAL INC. RELATING TO THE PROPOSED ARRANGEMENT, AS SET OUT IN THE CIRCULAR.

The undersigned Shareholder hereby irrevocably deposits the Common Shares held by the undersigned. Each Shareholder will receive, for each Common Share U.S. $11.25 pursuant to the Arrangement.

The undersigned, by the execution of this Letter of Transmittal, hereby represents that: (a) the undersigned is the holder of the Common Shares represented by the certificate(s) described below; (b) the undersigned has good title to those shares, free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; and (c) the said certificate(s) represent all of the Common Shares owned by the undersigned. The undersigned encloses herewith the following certificate(s) for those Common Shares registered in the name of the undersigned or duly endorsed for transfer to the undersigned:

DESCRIPTION OF COMMON SHARES DEPOSITED
(please print)

Certificate Number(s) (if	Name(s) and Address(es) of Registered	Number of Common Shares
applicable)	Holder(s)	Deposited

TOTAL:

The undersigned authorizes and directs Computershare Investor Services Inc. to issue a cheque to which the undersigned is entitled as indicated below and to mail such cheque to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by Norsat International Inc.

BOX A	BOX B
ENTITLEMENT DELIVERY	ISSUE PAYMENT IN THE NAME OF*:

All cash entitlement payments will be issued and mailed to your	[ ] CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)
existing registration unless otherwise stated. If you would like your cash issued to a different name or address, please complete BOX B and refer to INSTRUCTION 2 & 3
(NAME)
[ ] MAIL CHEQUE TO ADDRESS ON RECORD (DEFAULT)

(STREET NUMBER & NAME)

[ ] MAIL CHEQUE TO A DIFFERENT ADDRESS (MUST COMPLETE	(CITY AND PROVINCE/STATE)
BOX B)

(COUNTRY AND POSTAL/ZIP CODE)
[ ] HOLD CHEQUE FOR PICKUP AT COMPUTERSHARE OFFICE
(CHECK LOCATION)
(TELEPHONE NUMBER (BUISNESS HOURS)
[ ] TORONTO [ ] VANCOUVER

SEE INSTRUCTION SECTION 8 FOR OFFICE ADDRESSES
(SOCIAL INSURANCE/SECURITY NUMBER)

* IF THIS NAME OR ADDRESS IS DIFFERENT FROM YOUR REGISTRATION, PLEASE PROVIDE
SUPPORTING TRASFER REQUIREMENTS (SEE INSTRUCTION SECTION 2 & 3)

BOX C
RESIDENCY DELCARATION

ALL NORSAT SHAREHOLDERS ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION. FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT.

The undersigned represents that:

[   ] The beneficial owner of the Norsat common shares deposited herewith is a U.S. Shareholder.

[   ] The beneficial owner of the Norsat common shares deposited herewith is not a U.S. Shareholder.

A “U.S. Shareholder” is any Norsat shareholder who is either (i) providing an address in Box “A” that is located within the United States or any territory or possession thereof, or (ii) a “U.S. person” for the United States federal income tax purposes as defined in Instruction 8 below. If you are a U.S person or acting on behalf of a U.S. person, then in order to avoid backup withholding of U.S federal income tax you must provide a complete IRS Form W-9 (enclosed) below or otherwise provide certification that the U.S. person is exempt from backup withholding, as provided in the instructions. If you are not a U.S. Shareholder as defined in (ii) above, but you provide an address that is located within the United States, you must complete an appropriate Form W-8. If you require an IRS Form W-8, a copy can be obtained at www.irs.gov.

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by	Dated: __________________________________, 2017
(if required under Instruction 3)

Signature of Shareholder or authorized representative
(see Instructions 2 and 4)
Authorized Signature

Address
Name of Guarantor (please print or type)

Name of Shareholder (please print or type)

Address of Guarantor (please print or type)	Telephone No

Name of authorized representative, if applicable
(please print or type)

Form **W-9**
(Rev. December 2014)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification:

☐ Individual/sole proprietor ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate or single-member LLC
☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▸ ____________
Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner.
☐ Other (see instructions) ▸ ____________

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any)_______

Exemption from FATCA reporting code (if any) _________

(Applies to accounts maintained outside of the U.S.)

5 Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I **Taxpayer Identification Number (TIN)**

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter.

Social security number

☐☐☐ - ☐☐ - ☐☐☐☐

or

Employer identification number

☐☐ - ☐☐☐☐☐☐☐

Part II **Certification**

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here **Signature of U.S. person ▸** **Date ▸**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at www.irs.gov/fw9.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following:

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2. Certify that you are not subject to backup withholding, or
3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and
4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting? on page 2 for further information.

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien;
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;
- An estate (other than a foreign estate); or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

- In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity,
- In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust, and
- In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
2. The treaty article addressing the income.
3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
4. The type and amount of income that qualifies for the exemption from tax.
5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,
2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),
3. The IRS tells the requester that you furnished an incorrect TIN,
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 3 and the separate Instructions for the Requester of Form W-9 for more information.

Also see Special rules for partnerships above.

What is FATCA reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code* on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9.

a. **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3.

Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the "Limited Liability Company" box and enter "P" in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the "Limited Liability Company" box and in the space provided enter "C" for C corporation or "S" for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the "Limited Liability Company" box; instead check the first box in line 3 "Individual/sole proprietor or single-member LLC."

Line 4

Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you.

Exempt payee code. Generally, individuals (including sole proprietors) are not exempt from backup withholding.

- Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.
- Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.
- Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on this page), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: *A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.*

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner [3]
6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*
For this type of account:	**Give name and EIN of:**
7. Disregarded entity not owned by an individual	The owner
8. A valid trust, estate, or pension trust	Legal entity [4]
9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC	The partnership
12. A broker or registered nominee	The broker or nominee
13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or "DBA" name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1.

***Note**. Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

INSTRUCTIONS

1.	Use of the Letter of Transmittal

To receive the cash entitlement upon completion of the Arrangement, Shareholders must deposit with the Depositary (at any of the offices specified below), on or before the sixth anniversary of the closing of the Arrangement (the “Effective Date”), a duly completed Letter of Transmittal together with the certificate(s) representing their Common Shares.

Pursuant to the terms of the Arrangement, any certificates formerly representing Common Shares that are not deposited with the Depositary together with a duly completed Letter of Transmittal and any other documents the Depositary reasonably requires, on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder of certificates of Common Shares to receive payment for such Common Shares shall be deemed to be surrendered together with all dividends or distributions thereon held for such holder (less any applicable withholding tax).

The method used to deliver this Letter of Transmittal and any accompanying certificates representing the Common Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Norsat recommends that the necessary documentation be hand delivered to the Depositary, at any of the offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

2.	Signatures

This Letter of Transmittal must be filled in, dated and signed by the holder of the Common Shares described above or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)

If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) is/are held of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(b)

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying certificate(s), or if certificate(s) representing Norsat Common Shares are to be issued to a person other then the registered holder(s);

(i)	such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered holder(s); and

(ii)

the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

3.	Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if it is signed by the registered holder(s) of the Common Shares deposited therewith, unless that Shareholder has completed the box entitled “Special Registration Instructions”.

Where the Shareholder has completed the box entitled “Special Registration Instructions”, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution (as defined below) or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). See also Instruction 2.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of their proof of appointment and authority to act. Norsat, and the Depositary may, at their discretion, require additional evidence of appointment or authority or additional documentation.

5.	Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Common Shares, additional certificate numbers and numbers of Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Common Shares are registered in different forms (e.g., “John Doe” or “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	Additional copies of this Letter of Transmittal may be obtained from the Depositary at any of its offices at the addresses listed below.

(e)

Norsat reserves the right, if they so elect, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by the Depositary.

(f)	This Letter of Transmittal will be construed in accordance with, and be governed by the laws of the Province of Québec and the federal laws of Canada applicable therein.

(g)

The parties hereto confirm that it is their wish that this Letter of Transmittal as well as all other documents relating hereto, including notices, have been and shall be drawn up in English. Les parties aux présentes confirment leur consentement à ce que cette lettre d’envoi de même que tous les documents, ainsi que tout avis s'y rattachant, soient rédigés en anglais.

6.	Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary on or prior to the sixth anniversary of the Effective Date.

7.	Privacy Notice

The Depositary is committed to protecting personal information. In the course of providing services, the Depositary receives non-public personal information about shareholders from transactions the Depositary performs, forms a shareholder may send to the Depositary or other communications the Depositary may have with a shareholder and its representatives. This information could include a shareholder’s name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer a shareholder’s account, to better serve client needs and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Code to tell shareholders more about its information practices and how their privacy is protected. It is available at the Depositary’s website, at www.computershare.com, or by writing to the Depositary at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. The Depositary will use any information a Shareholder provides with this Letter of Transmittal in order to process a Shareholder’s request and will consider a Shareholder’s submission of this Letter of Transmittal as its consent to the above.

8.	U.S. Shareholders: Form W-9

In order to comply with information reporting rules, a Norsat shareholder who is a citizen or resident of the United States for U.S. federal income tax purposes or who is otherwise a “U.S. Person” for U.S. federal income tax purposes is required to provide the Shareholder’s current taxpayer identification number (“TIN”) by completing the attached Form W-9, certifying under penalties of perjury that the TIN provided on that form is correct (or that such Shareholder has applied for and is awaiting receipt of a TIN), that the Shareholder is a U.S. Person for U.S. federal income tax purposes, and that (i) the Shareholder is exempt from backup withholding, (ii) the Shareholder has not been notified by the IRS that the Shareholder is subject to backup withholding as a result of failure to report all interest or dividends, or (iii) after being so notified, the IRS has notified the Shareholder that the Shareholder is no longer subject to backup withholding.

A “U.S. Person” is (a) an individual, citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation (including an entity classified as a corporation for U.S. federal income tax purposes) or partnership (including an entity classified as a partnership for U.S. federal income tax purposes) created in the United States or under the laws of the United States or any state or the District of Columbia; (c) an estate the income of which is subject to United States federal income tax regardless of its source; or (d) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over the trust’s administration and one or more U.S. Persons have the authority to control all substantial decisions of the trust; or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. Person. If the correct TIN is not provided or if any other information is not correctly provided, a penalty may be imposed on the Shareholder by the IRS. Willfully falsifying certifications or affirmations may result in civil and criminal penalties.

The TIN for an individual U.S. citizen or resident is the individual’s social security number. A Shareholder who does not have a TIN may write “Applied For” in Part I of the IRS Form W-9 if such Shareholder has applied for a TIN or intends to apply for a TIN in the near future. If a Shareholder has not provided a properly certified TIN to the Depositary by the time of payment, backup withholding will apply to all reportable amounts made to the payee in connection with the Arrangement.

Backup withholding is not an additional U.S. income tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished in a timely manner to the IRS.

Certain Shareholders, including generally, among others, corporations, are not subject to these backup withholding and information reporting rules. An exempt holder must enter its correct TIN in Part I of the IRS Form W-9, specify its “exempt payee code” and “exemption from FATCA reporting code”, as applicable, in the “Exemptions” box in accordance with the instructions of IRS Form W-9 on such form, and sign and date the form.

Entities that are disregarded as separate from their owners for U.S. federal income tax purposes should consult with their U.S. tax counsel regarding the proper IRS Form they should file.

All Norsat shareholders are urged to consult their own tax advisors to determine which IRS Forms should be used and whether they are exempt from backup withholding.

9.	Payment Entitlement Pickup Locations

Entitlements may be picked up at applicable Computershare office locations with Counter services. Pick-up instructions must be selected in Box A. Below are the applicable Computershare office locations:

Toronto	Vancouver

100 University Ave	510 Burrard Street,
8th Floor, North Tower	2nd Floor,
Toronto ON M5J 2Y1	Vancouver, BC V6C 3A8

OFFICES OF THE DEPOSITARY,
COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

P.O. Box 7021
31 Adelaide St. E.
Toronto, On
M5C 3H2
Attn: Corporate Actions

By Registered Mail, Hand or Courier:

100 University Avenue
8th Floor
Toronto, On
M5J 2Y1
Attn: Corporate Actions

Telephone:
1-800-564-6253

E-Mail:
corporateactions@computershare.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone number or email address set out above.